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                                                  OMB Number           3235-0104
                                                  Expires:     December 31, 2001
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

                         (PRINT OR TYPE RESPONSES)


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1. Name and Address of Reporting Person*

     Thomas Weisel Partners Group LLC
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   (Last)               (First)                 (Middle)




     One Montgomery Street, Suite 3700
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                                    (Street)

     San Francisco       California               94101
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

     2/23/00

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3. IRS or Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name AND Ticker or Trading Symbol

     Optika Inc. (OPTK)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)




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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing
     (Check Applicable Line)

   [   ]   Form Filed by One Reporting Person
   [ X ]   Form Filed by More than One Reporting Person

================================================================================

             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Series A Convertible                              Common Stock, par
Preferred Stock, par                              value $0.001 per
value $0.001 per share   Immed.   2/23/2008       share                    (1)(3)        $20.496        (3)            (3)
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                                                  Common Stock, par
Warrants to purchase                              value $0.001 per
Common Stock             Immed.   2/23/2008       share                    (2)(3)        $22.448        (3)            (3)
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
Explanation of Responses:

SEE ATTACHED.


       See signature pages attached                          March 1, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                   FORM 3
                                   ------

                             CONTINUATION SHEET

ITEM 1:  Thomas Weisel Partners Group LLC
         One Montgomery Street, Suite 3700
         San Francisco, California  94101

ITEM 2:  February 23, 2000

ITEM 4:  Optika Inc. (OPTK)
------------------------------------------------------------------------------
Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by Thomas Weisel Capital Partners, L.P. ("TWCP LP"), Thomas Weisel Capital Partners LLC ("TWCP LLC") and Thomas Weisel Partners Group LLC ("TW Group", and together with TWCP LP and TWCP LLC, the "Reporting Persons"). The principal business address of each of the Reporting Persons is One Montgomery Street, Suite 3700, San Francisco, California 94101.

EXPLANATION OF RESPONSES:

01: Each share of Series A Convertible Preferred Stock, par value $0.001 ("Preferred Stock") is convertible into the number of shares of Common Stock, par value $0.001 per share ("Common Stock") obtained by dividing the liquidation preference at the time of conversion by the conversion price then in effect of such share of Preferred Stock. The liquidation preference of each share of Preferred Stock is $20.496 plus an amount equal to dividends thereon which are deemed to cumulate and accrue from the date of issuance of such share at a rate of 8% per annum, compounded semi-annually through the eighth anniversary of issuance, at which time the Preferred Stock is subject to mandatory redemption. The initial conversion price of each share of Preferred Stock is $20.496, subject to adjustment for customary antidilution events. Based on the initial conversion price and assuming the shares of Preferred Stock remain outstanding until the eighth anniversary of issuance and are not earlier converted or redeemed, the 695,258 shares of Preferred Stock would be convertible into an aggregate of 1,302,205 shares of Common Stock. Based on the initial conversion price, as of the date of issuance the 695,258 shares of Preferred Stock are convertible into an aggregate of 695,258 shares of Common Stock.

02: The Warrants to purchase up to an aggregate of 291,933 shares of Common Stock may be exercised at any time in whole and from time to time in part, until February 23, 2008, at an exercise price of $22.448, subject to adjustment for customary antidilution events.

03: TWCP LLC and TW Group may be deemed to own beneficially and indirectly in the aggregate 1,594,138 shares of Common Stock (based on the initial conversion price and assuming the shares of Preferred Stock remain outstanding until the eighth anniversary of

                                   FORM 3

                             CONTINUATION SHEET
                             ------------------

ITEM 1:  Thomas Weisel Partners Group LLC
         One Montgomery Street, Suite 3700
         San Francisco, California  94101

ITEM 2:  February 23, 2000

ITEM 4:  Optika Inc. (OPTK)
------------------------------------------------------------------------------

issuance and are not earlier converted or redeemed) through TWCP LP and certain other investment limited partnerships (together with TWCP, the "Limited Partnerships"). Based on the initial conversion price, as of the date of issuance TWCP LLC and TW Group may be deemed to own beneficially and indirectly 987,191 shares of Common Stock through the Limited Partnerships. TWCP LLC is the general partner for each of the Limited Partnerships. TW Group is the managing member of TWCP LLC. TWCP LLC and TW Group each disclaim beneficial ownership of the securities owned directly by the Limited Partnerships, except to the extent of their pecuniary interest therein.

TWCP LP may be deemed to own beneficially and directly 1,379,401 shares of Common Stock (based on the initial conversion price and assuming the shares of Preferred Stock remain outstanding until the eighth anniversary of issuance and are not earlier converted or redeemed). Based on the initial conversion price, as of the date of issuance TWCP L.P. may be deemed to own beneficially and directly 854,212 shares of Common Stock.


SIGNATURES:

THOMAS WEISEL PARTNERS GROUP LLC

By: /s/ David Baylor
    ----------------------------
    Name:  David Baylor
    Title:  Partner

THOMAS WEISEL CAPITAL PARTNERS LLC
By: Thomas Weisel Partners Group LLC, its managing member

By:      /s/ Marianne Winkler
    ---------------------------------------------
Name:   Marianne Winkler
Title:  Chief Financial Officer

                                   FORM 3

                             CONTINUATION SHEET
                             ------------------

ITEM 1:  Thomas Weisel Partners Group LLC
         One Montgomery Street, Suite 3700
         San Francisco, California  94101

ITEM 2:  February 23, 2000

ITEM 4:  Optika Inc. (OPTK)
------------------------------------------------------------------------

THOMAS WEISEL CAPITAL PARTNERS, L.P.
By: Thomas Weisel Capital Partners LLC, its general partner
By: Thomas Weisel Partners Group LLC, its managing member

By:    /s/ Marianne Winkler
   ---------------------------------------------
      Name:  Marianne Winkler
      Title:  Chief Financial Officer